WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
ALLAN A. MARTIN
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MICHAEL B. BENNER
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
JOHN F. SAVARESE
SCOTT K. CHARLES
ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
CRAIG M. WASSERMAN
ADAM D. CHINN

GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
KAREN G. KRUEGER
DOUGLAS K. MAYER
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
MITCHELL S. PRESSER
ILENE KNABLE GOTTS
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
MICHAEL S. KATZKE
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JARED M. RUSMAN
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DIPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN   LEONARD M. ROSEN
PETER C. CANELLOS   MICHAEL W. SCHWARTZ
THEODORE GEWERTZ   ELLIOTT V. STEIN
THEODORE A. LEVINE   J. BRYAN WHITWORTH
NORMAN REDLICH   AMY R. WOLF

COUNSEL

ADRIENNE ATKINSON   PAMELA EHRENKRANZ
ANDREW J.H. CHEUNG   ADAM J. SHAPIRO

J. AUSTIN LYONS
LORI S. SHERMAN
PAULA N. GORDON
JED I. BERGMAN
MICHAEL A. CHARISH
DAMIAN G. DIDDEN
ERIC M. ROSOF
MARTIN J.E. ARMS
BENJAMIN D. FACKLER
ISRAEL FRIEDMAN
DIMITRY JOFFE
ROY J. KATZOVICZ
ROBERT J. LIUBICIC
GREGORY E. OSTLING
JONATHAN E. PICKHARDT
GREGORY N. RACZ
EDWARD J.W. BLATNIK
NELSON O. FITTS
JEFFREY C. FOURMAUX
MICHAEL GAT
JEREMY L. GOLDSTEIN
MAURA R. GROSSMAN
JOSHUA M. HOLMES
JOSHUA A. MUNN
DAVID E. SHAPIRO
ANTE VUCIC
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
MARK A. KOENIG
DAVID K. LAM
KENNETH K. LEE
MICHAEL S. WINOGRAD
JAMES R. LEVINE
GORDON M. MEAD
SAMUEL J. RASCOFF
DANIELLE L. ROSE
BENJAMIN M. ROTH
ANDREW A. SCHWARTZ
ROBIN M. WALL
DAVID M. ADLERSTEIN
SHIRI BEN-YISHAI
ANATOLIY BIZHKO

JOSHUA D. BLANK
ANTHONY J. CASEY
JOSHUA A. FELTMAN
STEPHEN M. FRANCIS
JONATHAN H. GORDON
CHETAN GULATI
ADAM HICKEY
MARGARET ISA
ANDREW S. JACOBS
EMIL A. KLEINHAUS
CHI T. STEVE KWOK
JASON M. LYNCH
HEATHER M. PAULSON
DEBORAH MARTINEZ
WILLIAM E. SCHEFFER
DAVID B. SILVA
ADIR G. WALDMAN
B. UMUT ERGUN
KRISTELIA A. GARCÍA
ANNIE H. JEONG
SARAH S. JOHNSON
MICHAEL KRASNOVSKY
SARAH A. LEWIS
YELENA LUNGIN
SARAH FERN MEIL
GARRETT B. MORITZ
JOSHUA A. NAFTALIS
ALISON L. PLESSMAN
MEREDITH L. TURNER
BORIS BERSHTEYN
PETER E. DEVINE
WILLIAM EDWARDS
ADAM M. GOGOLAK
DANIEL E. HEMLI
MATTHEW S. LEVINE
SCOTT B. LUFTGLASS
PAUL S. MISHKIN
GORDON S. MOODIE
KEVIN OTERO
DONGJU SONG
BRADLEY R. WILSON
DEREK O. ZABA

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

Direct Dial: (212) 403-1309
Direct Fax: (212) 403-2309
E-Mail: DAKatz@wlrk.com

February 15, 2006

<u>VIA FEDERAL EXPRESS</u>

Lisa Vanjoske, Esq.
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

> Re: Cardinal Health, Inc.
>   Annual Report on Form 10-K
>   For fiscal year ended June 30, 2005
>   File Number 1-11373

Dear Ms. Vanjoske:

On behalf of our client, Cardinal Health, Inc. (the "Company"), set forth below are responses to the questions of the Staff of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that you communicated to Eric Slusser, Senior Vice President-Finance, Chief Accounting Officer and Controller of the Company, in a telephone conversation on January 13, 2006, with respect to the Company's responses in the letter, dated November 23, 2005 (the "Initial Response Letter"), filed with the Commission for the filing referenced above. For the Staff's convenience, the Staff's questions (based on the Company's best understanding of the questions communicated by the Staff to Mr. Slusser) are set forth below in bold, followed in each case by the Company's response.

1. **The Staff asked about the nature of investor inquiries regarding bulk sales and whether the Company's Bulk Revenue disclosure in its SEC filings provides the information sought by investors.**

   Response: As noted by the Staff, on page 17 of the Initial Response Letter, under the Company's response to the Staff's Comment No. 6, the Company stated that it frequently responds to investor inquiries regarding bulk sales. Bulk Revenue is a term used throughout the pharmaceutical distribution industry to describe a specific category of operating revenue. Although the major industry participants may define "Bulk Revenue" differently because of their different customer mix and business practices, in order to analyze companies within the pharmaceutical distribution industry, historically, some investors and analysts have inquired about the amount of the Company's Bulk Revenue, related growth rates and the reasons why Bulk Revenue is growing or declining during the reporting period. In the past, the Company has typically received three or four inquiries along these lines during any quarter. The Company believes that the disclosure in its SEC filings adequately answers these questions. The Company discloses its definition of Bulk Revenues, the amount of Bulk Revenue for the current and comparable prior year periods, the percentage increase or decrease in Bulk Revenue and the reason for the current period growth or decline.

2. **The Staff asked why it is necessary to have four characteristics or categories for the Company's definition of Bulk Revenue.**

   Response: On pages 18 through 21 of the Initial Response Letter, under the Company's response to the Staff's Comment No. 6, the Company described the characteristics that transactions must exhibit to fall under the Company's definition of Bulk Revenue. The Company distinguishes between Bulk and non-Bulk Revenue because of the differences in the nature and character of the business activities associated with Bulk and non-Bulk Revenue. Bulk activities typically involve much larger or higher volume quantities than non-bulk activities, and generally involve unopened cases or full pallets, which are shipped directly from the manufacturer or from the Company to customers' own warehousing facilities and processing centers. As a result, in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2005, the Company noted that the following are characteristics of Bulk Revenue:

   1. Deliveries to customer warehouses whereby the Company acts as an intermediary in the ordering and delivery of pharmaceutical products.

   2. Delivery of products to the customer in the same form as the products are received from the manufacturer.

3. Warehouse to customer warehouse or process center deliveries.

4. Deliveries to customers in large or high volume full case quantities.

The Company believes that it is important to consider each of these characteristics in determining whether a transaction is a Bulk Revenue transaction, and that merely looking at whether a transaction involves a drop-shipment (*i.e.*, a shipment directly to the customer) or a cross-dock shipment (*i.e.*, a shipment to the Company and then to the customer) would miss important characteristics of a Bulk Revenue transaction—specifically, that Bulk Revenue transactions involve large or high volume deliveries and generally do not require the Company to break down inventory received from the manufacturer into smaller sizes.

The following are sample transactions touching on the various characteristics making up the definition of Bulk Revenue:

- *Cross-dock of full case quantities.* Transaction flow in this type of transaction is as follows: Customer orders from the Company. The Company orders from manufacturer. Manufacturer ships to a Company facility. Product is received at the facility, checked for accuracy, matched to the customer order and shipped to the customer facility. Product is shipped typically the same day so it does not enter into the Company's warehouse stock. The manufacturer invoices the Company. The Company invoices the customer.

  This transaction exhibits each of the four Bulk Revenue characteristics set forth above. The delivery represents a shipment to the Company and then to the customer warehouse, where the Company acts as an intermediary in ordering and delivering the products. The products remain in their original case packaging from the manufacturer and are not broken down into individual units. Product sales under these transactions represent large or high volume full case quantity shipments from the Company's warehouse to customers who warehouse their pharmaceutical products or provide mail order services.

- *Drop-ship of large or high volume full case quantities.* Transaction flow in this type of transaction is as follows: Customer orders from the Company. The Company orders from the manufacturer. The manufacturer ships directly to the customer facility. The manufacturer invoices the Company. The Company invoices the customer.

This transaction exhibits the first, second and fourth Bulk Revenue characteristics set forth above. The delivery represents a shipment from the manufacturer directly to the customer warehouse, where the Company acts as an intermediary in ordering and delivering the products. The products remain in their original case packaging from the manufacturer because the shipment occurs directly from the manufacturer to the customer without any intervention by the Company. Product sales under these transactions represent large or high volume full case quantity shipments.

- *Inventory fill of large or high volume full case quantities*. Throughout the normal course of business, the Company acquires inventory that is not already ordered by a customer in order to meet the customer's on-demand needs. Transaction flow in this type of transaction is as follows: The Company orders from the manufacturer in anticipation of future orders from the customer. The manufacturer ships to a Company facility. The Company warehouses the product in its existing case form. The manufacturer invoices the Company. The customer orders from the Company. The Company ships the product in its current form to the customer's warehouse and/or processing center facility. The Company invoices the customer.

This transaction exhibits the second, third and fourth Bulk Revenue characteristics set forth above. The products remain in their original case packaging from the manufacturer in anticipation of the Company receiving an order that can be filled with this inventory, and are not broken down into individual units. Product sales under these transactions represent full case quantity shipments from the Company's warehouse inventory to customers who warehouse their pharmaceutical products or provide mail order services.

In summary, while two or more characteristics may apply to any one particular Bulk Revenue transaction, there are distinctive differences between each type of Bulk Revenue transaction that we believe support having four separate characteristics in the definition of Bulk Revenue. As illustrated above, a transaction need not exhibit all four characteristics to meet the definition of a Bulk Revenue transaction. For example, an inventory fill transaction of large or high volume full case quantities meets the definition of Bulk Revenue, but the Company does not act as an intermediary in the ordering and delivery of the products in the same way as it does with cross-dock and drop-ship transactions. A drop-shipment of large or high volume full case quantities also meets the Bulk Revenue definition, but delivery does not occur from warehouse to customer warehouse or process center. While the Company recognizes that the concept of Bulk Revenue is complex, it continues to believe that it is important to describe Bulk Revenue transactions in the way that the bulk sale process is defined internally using the four characteristics.

3. **The Staff asked the Company to describe the form of transaction in which the Company acts as principal for deliveries to customer warehouses and the rights and obligations of the parties involved. The Staff asked for a specific example.**

Response: On page 21 of the Initial Response Letter, the last sentence of the Staff's Comment No. 7 asked the Company to describe for the Staff the form of transaction and the rights and obligations of the parties involved when the Company acts as principal for deliveries to customer warehouses. When the Company acts as an intermediary in the ordering and delivery of the product, it purchases the product from the manufacturer and then sells this product to its customer. See Exhibit A for a summary of terms of cross-dock and drop-ship transactions generally and the specific terms governing the Company's relationship with three of its larger customers for these types of transactions.

In response to the Staff's request, the Company is supplementally providing to the Staff copies of agreements between the Company and the three customers referenced in Exhibit A. Due to confidentiality considerations, the Company respectfully requests that the Staff not make any copies of these agreements or disclose the agreements to any person other than Staff members for the purpose of reviewing this response letter. In addition, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests that, after the completion of the Staff's review of these agreements, the Staff return the originals and all copies of the agreements that it may have to the undersigned or the Company and not retain any copies.

4. **The Staff asked whether the Company's customers have ever looked to the supplier for acceptability of products purchased.**

Response: The third sentence of the Staff's Comment No. 7 on page 22 of the Initial Response Letter asked the Company to tell the Staff, in part, whether the Company's customers have ever looked to the supplier for acceptability of products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased product. The following is a brief description of the Company's process around resolution of customer order issues. Customers contact the Company's customer service personnel handling cross-dock and drop-ship transactions in the event of a problem with an order. Problems can include the following: quantity discrepancies, expected shipping date, pricing discrepancies, unit of measure discrepancies, expiration date of product and damaged product. The Company employs two full-time customer service representatives to serve as the main contacts for cross-dock and drop-ship customers.

In the event of a new cross-dock or drop-ship customer or customer warehouse, Company operations staff meets with the customer warehouse operations (generally by telephone) and provides a general understanding of the transaction process. This would include providing the customer with specific contact information at the Company with respect to different transactions and requests, including customer service resolution contact information (*e.g.*, names, phone numbers and e-mail addresses of assigned Company customer service personnel).

With respect to the Staff's specific question, although the Company cannot state for certain that its customers have never contacted the vendor directly with respect to the acceptability of products purchased in cross-dock and drop-ship transactions (the Company does not have knowledge of all of its customers' actions and relationships), it believes that due to the commercial structure of its customer relationships, such contact is unlikely. In part, this is due to the fact that business dealings with vendors have clear lines of responsibility and vendors generally prefer to deal with the Company on such matters and have the Company resolve them. Furthermore, the customer is paying the Company for the product and not the manufacturer, so the Company (not the customer) is the party with the financial recourse against the manufacturer. Customers generally deal with third-party returns processors to return product back to the manufacturer if the product becomes unmerchantable after it has initially been accepted by the customer.

5. **The Staff asked for examples, such as sales or marketing agreements, that support the Company's assertion that it is the primary obligor in cross-dock and drop-ship arrangements.**

    Response: See Exhibit A for a summary of terms of cross-dock and drop-ship transactions generally and the specific terms governing the Company's relationship with three of its larger customers for these types of transactions. The Staff requested examples, such as sales or marketing agreements. The Company believes that these contract terms support the Company's assertion that it is the primary obligor in the arrangement as discussed in the Company's response to the Staff's Comment No. 7, which response appears on page 23 of the Initial Response Letter under the headings "Indicators of Gross Revenue Reporting—Primary Obligor in the Arrangement."

    In response to the Staff's request, the Company is supplementally providing to the Staff copies of agreements between the Company and the three customers referenced in Exhibit A. Due to confidentiality considerations, the Company respectfully requests that the Staff not make any copies of these agreements or disclose the agreements to any person other than Staff members for the purpose of reviewing this response letter. In addition, pursuant to Rule 12b-4 under the Exchange Act, the Company respectfully requests that, after the completion of the Staff's review of these agreements, the Staff return the originals and all copies of the agreements that it may have to the undersigned or the Company and not retain any copies.

6. **The Staff asked the Company to better demonstrate that it has the credit risk in cross-dock and drop-ship transactions and whether there is anything in the Company's payment terms that mitigates the credit risk.**

Response: See Exhibit A for a summary of terms of cross-dock and drop-ship transactions generally and the specific terms governing the Company's relationship with three of its larger customers for these types of transactions. The manufacturer has the credit risk relating to the payment obligation from the Company. The Company believes that the contract terms summarized in Exhibit A demonstrate that it has credit risk relating to the payment obligation of the customer as discussed in the Company's response to the Staff's Comment No. 7, which response appears on page 26 of the Initial Response Letter under the headings "Indicators of Gross Revenue Reporting—Credit Risk." The Company does not believe that there is anything in its payment terms that mitigates this credit risk.

In response to the Staff's request, the Company is supplementally providing to the Staff copies of agreements between the Company and the three customers referenced in Exhibit A. Due to confidentiality considerations, the Company respectfully requests that the Staff not make any copies of these agreements or disclose the agreements to any person other than Staff members for the purpose of reviewing this response letter. In addition, pursuant to Rule 12b-4 under the Exchange Act, the Company respectfully requests that, after the completion of the Staff's review of these agreements, the Staff return the originals and all copies of the agreements that it may have to the undersigned or the Company and not retain any copies.

7. **The Staff asked why the Company does not disclose revenue by therapeutic category for its Pharmaceutical Distribution and Provider Services segment.**

Response: We understand that pharmaceutical manufacturers disclose revenue by therapeutic category under SFAS 131. The Company, however, does not manage (and generally does not track) its Pharmaceutical Distribution and Provider Services revenue by therapeutic category because this categorization is not considered to be a meaningful measure in the distribution of pharmaceuticals. Each order placed by a customer may include different pharmaceuticals spanning multiple therapeutic categories. The Company will ship all items ordered in the same shipment to the customer regardless of therapeutic category. This is consistent with the segment disclosures of other major pharmaceutical distributors.

*　　　*　　　*

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, David K. Lam, at (212) 403-1394. At the Staff's request, Eric R. Slusser, Senior Vice President-Finance, Chief Accounting Officer and Controller, or Jeffrey W. Henderson, Executive Vice President and Chief Financial Officer, would be happy to answer any questions that you may have.

Very truly yours,



David A. Katz

Enclosures

cc: Jim B. Rosenberg, Esq.
            Securities and Exchange Commission

        Ivan K. Fong
        Jeffrey W. Henderson
        Eric R. Slusser
            Cardinal Health, Inc.

General Description of Cross-Dock and Drop-Ship Transaction Terms

Payment obligations:

The Company has an obligation to pay to the manufacturer the purchase price for the merchandise sold to the Company.

The customer has an obligation to pay the Company the purchase price for the merchandise sold to the customer.

Title and risk of loss:

The point at which the Company acquires title and risk of loss to the merchandise depends upon the shipping terms agreed upon between the Company and the manufacturer. Historically, "FOB destination" shipping terms were used in these types of transactions. In such an instance, the Company would acquire title and risk of loss to the merchandise when it is delivered to either the Company facility (in the case of a cross-dock or warehouse-to-warehouse transaction) or the customer's facility (in the case of a drop-ship transaction). However, some manufacturers have begun switching to "FOB shipping point" delivery terms, which cause title and risk of loss to pass to the Company when the goods are delivered to the carrier at the manufacturer's facility.

As between the Company and its customer, the Company retains title and risk of loss to the merchandise until it is delivered to the customer's facility. While this term may be specified in a contract (as with the contract with Customer C discussed below), more frequently it is not. This is the industry standard, however.

Pricing:

Pricing is negotiated separately with each customer.

Summary of Cross-Dock and Drop-Ship Terms in Agreement with Customer A

Title and risk of loss:

The general terms and conditions of Customer A's cross-dock and drop-ship purchases under Customer A's agreement are set forth in the Section 2(b) Disclosure Schedule to the agreement. The agreement does not specifically address the issues of title and risk of loss. However, as between the Company and Customer A and in accordance with the industry standard, title passes from the manufacturer to the Company before the Company sells the merchandise to Customer A, and the Company retains title and risk of loss to the merchandise until it is delivered to Customer A's facility.

Payment obligations:

The cross-dock and drop-ship payment terms set forth in the Section 4 Disclosure Schedule state that "[Customer A] will cause [the Company] to receive payment in full for all Brokerage Purchases[1] that are not filled by product from [the Company] then-current inventory not

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[1] "Brokerage Purchases" under this agreement primarily represent cross-dock shipments and drop-shipments.

later than [a specified number of] days prior to the date upon which [the Company] would be required to pay the manufacturer's invoice to achieve a cash discount pursuant to the manufacturer's then-stated payment terms."

Furthermore, with regard to purchases filled from the Company's inventory, the Section 4 Disclosure Schedule states that "[Customer A] must cause [the Company] to receive payment, not later than [a specified number of] days after the date of the invoice . . . for such product." The Section 3(b) Disclosure Schedule, which sets forth Customer A's cost of goods for purchases also makes it clear that the Company is ordering the merchandise from the manufacturer.

Indemnity obligations:

Section 18 of the agreement sets forth the Company's indemnity obligations with regard to the merchandise purchased by Customer A under the agreement.

Responsibility for incorrectly filled orders (due to product shortage, overage or wrong item) or merchandise damaged in transit:

Section B of the Section 2(b) Disclosure Schedule in Customer A's agreement addresses the obligations of the parties with respect to: (i) customer orders that are not correctly filled (i.e., customer receives less merchandise than ordered, more merchandise than ordered or different merchandise than ordered); or (ii) merchandise that is damaged upon delivery to the customer.

Summary of Cross-Dock and Drop-Ship Terms in Agreement with Customer B

Title and risk of loss:

The agreement with Customer B does not specifically address the issues of title and risk of loss. However, as between the Company and Customer B and in accordance with the industry standard, title passes from the manufacturer to the Company before the Company sells the merchandise to Customer B, and the Company retains title and risk of loss to the merchandise until it is delivered to Customer B's facility. To that end, Section 1(b) of the agreement makes it clear that Customer B is purchasing the merchandise directly from the Company as it permits the customer to make direct purchases from the manufacturer should it desire to do so.

Payment terms:

Section 4 sets forth Customer B's payment terms for the merchandise purchased by Customer B from the Company under the agreement. Each Customer B warehouse will pay the Company for all invoices within [a specified number of] days after the date of the Company's invoice from the manufacturer.

Warranties and indemnity obligations:

Section 17 of the agreement sets forth the Company's warranties and indemnity obligations with regard to the merchandise purchased by Customer B under the agreement.

Responsibility for incorrectly filled orders (due to product shortage, overage or wrong item) or merchandise damaged in transit:	Customer B's agreement does not include specific language about the obligations of the parties with respect to: (i) customer orders that are not correctly filled (i.e., customer receives less merchandise than ordered, more merchandise than ordered or different merchandise than ordered); or (ii) merchandise that is damaged upon delivery to the customer. However, the "Shorts and Damaged Rx Products" section of the Company's Returned Goods Policy attached to the agreement as Exhibit C sets forth the time periods within which the customer must report to the Company any claim of shorted or damaged product. If the customer notifies the Company of such an instance within the time frame set forth in the policy, the Company will typically authorize the customer's return of the product and give the customer full credit for the return.

Summary of Cross-Dock and Drop Ship Terms in Agreement with Customer C[2]

Title and risk of loss:	The Company and Customer C have been operating under the terms and conditions of a draft agreement that has yet to be executed. Section 3(D) of the draft agreement specifically provides that the Company shall retain title to the merchandise and risk of loss or damage until the merchandise is delivered to and accepted by Customer C at the location designated by it in accordance with the terms of its purchase order.
Payment terms:	Section 4 of the draft agreement sets forth Customer C's payment terms for the merchandise purchased by Customer C from the Company under the draft agreement. Payment for merchandise delivered to Customer C's warehouses shall be due and payable on the [specified] day following the date of each invoice.
Warranties and indemnity obligations:	Sections 14 and 15 of the draft agreement set forth the Company's warranties and indemnity obligations with regard to the merchandise purchased by Customer C.
Responsibility for incorrectly filled orders (due to product shortage, overage or wrong item) or merchandise damaged in transit:	Section 7 of the draft agreement addresses the obligations of the parties with respect to: (i) customer orders that are not correctly filled (i.e., customer receives less merchandise than ordered, more merchandise than ordered or different merchandise than ordered) or (ii) merchandise that is damaged upon delivery to the customer.

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[2] Most of the bulk-type transactions with this customer involve inventory fill of large or high volume full case quantities, in which the customer orders the merchandise from the Company, and the Company fills the customer's order with merchandise from the Company's inventory. The same contract terms generally apply to cross-dock and drop-shipment transactions with this customer.